FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 15, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- _______

SIGNATURE
ACQUISITION OF AMERSHAM PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: March 15, 2004	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated March 15, 2004

1. Amersham plc – Calculation of Final Sterling GE Price

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

15 March 2004

ACQUISITION OF AMERSHAM PLC

CALCULATION OF FINAL STERLING GE PRICE

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

Following enquiries from certain investors, GE and Amersham confirm that the daily volume weighted average price of a GE Share on the NYSE to be used in calculating the Final Sterling GE Price will be as displayed on Bloomberg page “GE UN Equity AQR” (or any replacement service or other page as may replace such page) using prices representing all trading information for the relevant 24 hour period (Eastern Standard Time). The Final Sterling GE Price will be rounded to four decimal places.

The Final Sterling GE Price will be used to determine the number of New GE Shares to be delivered as consideration for each Amersham Share under the terms of the Scheme on the basis described in part 9 section 4 of the Scheme document.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 17 February 2004.

Enquiries:

Goldman Sachs International

Richard Butland	+44 20 7774 1000

J.P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

Goldman Sachs International is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J.P. Morgan plc is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.